Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2017 Results

CHONGQING, China—May 9, 2017—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2017.

First Quarter 2017 Financial and Operating Highlights

•	Polysilicon production volume of 4,927 MT in Q1 2017, an increase of 100.6% from 2,456 MT in Q4 2016
•	Polysilicon external sales volume(1) of 4,223 MT in Q1 2017, an increase of 91.2% from 2,209 MT in Q4 2016
•	Polysilicon average total production cost(2) of $8.41/kg in Q1 2017, decreased from $9.98/kg in Q4 2016
•	Polysilicon average cash cost(2) of $6.68/kg in Q1 2017, decreased from $7.34/kg in Q4 2016
•	Average selling price (ASP) of polysilicon was $16.66/kg in Q1 2017, increased from $14.96/kg in Q4 2016
•	Solar wafer sales volume of 22.4 million pieces in Q1 2017, increased from 21.3 million pieces in Q4 2016
•	Revenue of $83.8 million in Q1 2017, an increase of 81.8% from $46.1 million in Q4 2016
•	Gross profit of $35.9 million in Q1 2017, an increase of 152.8% from $14.2 million in Q4 2016
•	Gross margin of 42.8% in Q1 2017, increased from 30.7% in Q4 2016
•	Non-GAAP gross margin(3) of 44.0% in Q1 2017, increased from 34.1% in Q4 2016
•	EBITDA (non-GAAP)(3) of $41.7 million in Q1 2017, an increase of 136.9% from $17.6 million in Q4 2016
•	EBITDA margin (non-GAAP)(3) of 49.8% in Q1 2017, increased from 38.3% in Q4 2016
•	Net income attributable to Daqo New Energy shareholders of $22.9 million in Q1 2017, increased from $4.1 million in Q4 2016 and $8.3 million in Q1 2016
•	Earnings per basic ADS of $2.18 in Q1 2017, increased from $0.39 in Q4 2016, and $0.80 in Q1 2016
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $24.8 million in Q1 2017, increased from $6.2 million in Q4 2016 and $11.7 million in Q1 2016
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $2.36 in Q1 2017, increased from $0.59 in Q4 2016, and $1.12 in Q1 2016

	Three months ended
US$ millions except as indicated otherwise	March 31, 2017	December 31, 2016	March 31, 2016
Revenues	83.8	46.1	57.7
Gross profit	35.9	14.2	16.7
Gross margin	42.8%	30.7%	29.0%
Operating income	32.2	9.6	13.3
Net income attributable to Daqo New Energy Corp. shareholders	22.9	4.1	8.3
Earnings per basic ADS ($ per ADS)	2.18	0.39	0.80
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	24.8	6.2	11.7
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	2.36	0.59	1.12
Non-GAAP gross profit(3)	36.9	15.8	18.8
Non-GAAP gross margin(3) (%)	44.0%	34.1%	32.6%
EBITDA (non-GAAP)(3)	41.7	17.6	21.9
EBITDA margin(3) (non-GAAP)	49.8%	38.3%	38.0%
Polysilicon sales volume (MT) (1)	4,223	2,209	2,905
Polysilicon production cost ($/kg)(2)	8.41	9.98	9.65
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	6.68	7.34	7.62

Notes:

(1)	Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been accepted by customers, and thus the corresponding revenue has been recognized during the period indicated.
(2)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.
(3)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to Daqo New Energy Corp. shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

"We are pleased with the strong financial and operating results we achieved for the first quarter of 2017. I would like to thank our entire Xinjiang polysilicon team for their great efforts to make the first quarter of 2017 our best quarter ever in terms of cost structure, production volume and polysilicon quality. During the quarter, we fully ramped up our Xinjiang polysilicon facility to 18,000 MT annual capacity and achieved full production. Our capacity ramp-up progressed ahead of schedule. We produced 4,927 MT of polysilicon in the first quarter of 2017, an increase of 100.6% as compared to the fourth quarter of 2016. While achieving a substantial increase in sequential polysilicon production volume, we also saw strong demand for our high quality products from our customers, and achieved the highest sales volume in the Company’s history with market share gain,” said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy.

“Polysilicon market demand weakened towards the end of March, resulting in inventory build-up across the industry with price adjustments reflecting the weakness. We saw market conditions stabilizing towards the end of April with strong demand recovery, as industry poly inventory re-adjusted to a healthy level. Polysilicon pricing also improved meaningfully in late April, with robust customer demand for our high quality polysilicon product. Based on industry forecast, the global PV installations is expected to be approximately 75-80GW for 2017, compared to approximately 75-78GW for 2016. Overall, the annual PV volume demand for this year is anticipated to be rather evenly spread between the first and the second half of the year. While the PV end market demand environment is very dynamic and may lead to polysilicon ASP volatility, we believe overall volume demand for the year is solid and healthy. Our cost leadership should help the Company to weather through the market volatility.”

“During the quarter, we also achieved the lowest ever cost structure with total production cost of $8.41/kg and cash cost of $6.68/kg. With our lower production cost, the company generated $22.9 million in net income attributable to Daqo New Energy shareholders and $41.7 million in EBITDA with EBITDA margin of 49.8%. In addition, thanks to various quality improvement projects we initiated starting from the second half of last year, the first quarter of 2017 was the best quarter in our history in terms of product quality."

"Going forward, we will continue to focus our efforts on cost reduction. We have identified several cost reduction opportunities, which should allow us to continue to reduce our cost. At the same time, we continue to pursue various programs and initiatives on polysilicon quality improvement, which will help the company to meet the growing demand for ultra-high-purity polysilicon, such as demand from mono-crystalline wafer manufacturers and potentially even manufacturers of semiconductor wafer applications. These initiatives should increase our corporate flexibility and reinforce our competitive position as one of the leading polysilicon suppliers in China, which will allow us to take advantage of additional opportunities in 2017 and beyond.”

Outlook and Q2 2017 guidance

The Company expects to produce 4,800 MT to 5,000 MT of polysilicon and sell approximately 4,200 MT to 4,500 MT to external customers during the second quarter of 2017. The above external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 23.5 million to 24 million pieces in the second quarter of 2017.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2017 Results

Revenues

Revenues were $83.8 million, an increase of 81.8% from $46.1 million in the fourth quarter of 2016 and 45.3% from $57.7 million in the first quarter of 2016.

Revenues from polysilicon sales to external customers were $70.4 million, an increase of 114.6% from $32.8 million in the fourth quarter of 2016 and 76.4% from $39.9 million in the first quarter of 2016. External polysilicon sales volume was 4,223 MT, an increase of 91.2% from 2,209 MT in the fourth quarter of 2016 and 45.4% from 2,905 MT in the first quarter of 2016. The average selling price (ASP) of polysilicon was $16.66/kg in Q1 2017, an increase of 11.4% from $14.96/kg in Q4 2016. The increase in polysilicon revenues as compared to the fourth quarter of 2016 was primarily due to higher polysilicon sales volume and higher ASPs.

Revenues from wafer sales were $13.4 million, compared to $13.4 million in the fourth quarter of 2016 and $17.8 million in the first quarter of 2016. Wafer sales volume was 22.4 million pieces, compared to 21.3 million pieces in the fourth quarter of 2016 and 22.1 million pieces in the first quarter of 2016.

Gross profit and margin

Gross profit was approximately $35.9 million, an increase of 152.8% from $14.2 million in the fourth quarter of 2016 and 115.0% from $16.7 million in the first quarter of 2016. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $36.9 million, an increase of 133.5% from $15.8 million in the fourth quarter of 2016 and 95.2% from $18.8 million in the first quarter of 2016.

Gross margin was 42.8%, increased from 30.7% in the fourth quarter of 2016 and 29.0% in the first quarter of 2016. The increase in gross margin as compared to the fourth quarter of 2016 was primarily due to higher quarterly polysilicon ASPs and lower polysilicon production cost.

In the first quarter of 2017, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $1.0 million, decreased from $1.6 million in the fourth quarter of 2016 and $2.0 million in the first quarter of 2016. As we have already relocated the majority of the idle equipment from our Chongqing site to Xinjiang site and successfully reutilized them in our capacity expansion projects, the total costs related to the non-operational Chongqing polysilicon assets have been significantly reduced. In the near future, we expect such costs will remain at a level that is similar to that in Q1 2017. Excluding costs related to the non-operational Chongqing polysilicon assets, the non-GAAP gross margin was approximately 44.0%, increased from 34.1% in the fourth quarter of 2016 and 32.6% in the first quarter of 2016.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.1 million, compared to $3.5 million in the fourth quarter of 2016 and $4.1 million in the first quarter of 2016.

Research and development expenses

Research and development expenses were approximately $0.4 million, compared to $2.8 million in the fourth quarter of 2016 and $0.1 million in the first quarter of 2016. The research and development expenses fluctuate from period to period according to the R&D activities occur in such period.

Other operating income

Other operating income was $0.8 million, compared to $1.9 million in the fourth quarter of 2016 and $0.7 million in the first quarter of 2016. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $32.2 million, an increase of 235.4% from $9.6 million in the fourth quarter of 2016 and 142.1% from $13.3 million in the first quarter of 2016.

Operating margin was 38.4%, increased from 20.7% in the fourth quarter of 2016 and 23.1% in the first quarter of 2016.

Interest expense

Interest expense was $4.3 million, compared to $4.1 million in the fourth quarter of 2016 and $3.9 million in the first quarter of 2016.

EBITDA

EBITDA was $41.7 million, an increase of 136.9% from $17.6 million in the fourth quarter of 2016 and 90.4% from $21.9 million in the first quarter of 2016. EBITDA margin was 49.8%, increased from 38.3% in the fourth quarter of 2016 and 38.0% in the first quarter of 2016.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $22.9 million in the first quarter of 2017, increased from $4.1 million in the fourth quarter of 2016 and $8.3 million in the first quarter of 2016.

Earnings per basic ADS were $2.18, increased from $0.39 in the fourth quarter of 2016 and $0.80 in the first quarter of 2016.

Financial Condition

As of March 31, 2017, the Company had $61.2 million in cash and cash equivalents and restricted cash, compared to $31.9 million as of December 31, 2016 and $35.7 million as of March 31, 2016. As of March 31, 2017, the accounts receivable balance was $13.1 million, compared to $4.8 million as of December 31, 2016. As of March 31, 2017, the notes receivable balance was $11.7 million, compared to $13.0 million as of December 31, 2016. As of March 31, 2017, total borrowings were $236.0 million, of which $129.2 million were long-term borrowings, compared to total borrowings of $217.9 million, including $111.9 million long-term borrowings, as of December 31, 2016.

Cash Flows

For the three months ended March 31, 2017, net cash provided by operating activities was $28.6 million, increased from $22.5 million in the same period of 2016.

For the three months ended March 31, 2017, net cash used in investing activities was $16.6 million, compared to $17.5 million in the same period of 2016. The net cash used in investing activities in 2017 was primarily related to the capital expenditure of Xinjiang Phase 3A polysilicon projects.

For the three months ended March 31, 2017, net cash provided by financing activities was $16.5 million, compared to net cash used in financing activities of $3.3 million in the same period of 2016. The increase was primarily due to drawdown of long-term project bank loans.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key elements of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on May 9, 2017 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong local dial in:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call. Please dial in 10 minutes before the call is scheduled to begin.

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/DQ/20170509/default.aspx

A replay of the call will be available 1 hour after the conclusion of the conference call through May 16, 2017.

The dial in details for the conference call replay are as follows:

U.S. toll free:	+1-877-344-7529
International dial in:	+1-412-317-0088
Canada toll free:	855-669-9658
Replay access code:	10106374

To access the replay using an international dial-in number, please select the link below. https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2017 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	For the three months Ended
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016

Revenues	$83,808	$46,116	$57,676
Cost of revenues	(47,914)	(31,941)	(40,940)
Gross profit	35,894	14,175	16,736
Operating expenses
Selling, general and administrative expenses	(4,060)	(3,512)	(4,059)
Research and development expenses	(448)	(2,775)	(82)
Other operating income	775	1,862	715
Impairment of long-lived assets	-	(199)	-
Total operating expenses	(3,733)	(4,624)	(3,426)
Income from operations	32,161	9,551	13,310
Interest expense	(4,344)	(4,099)	(3,905)
Interest income	75	17	96
Foreign exchange gain (loss)	1	(4)	1
Income before income taxes	27,893	5,465	9,502
Income tax expense	(4,742)	(1,281)	(1,112)
Net income	23,151	4,184	8,390
Net income attributable to noncontrolling interest	257	55	65
Net income attributable to Daqo New Energy Corp. shareholders	$22,894	$4,129	$8,325

Net income	23,151	4,184	8,390
Other comprehensive income (loss):
Foreign currency translation adjustments	2,166	(10,625)	2,018
Total other comprehensive income (loss)	2,166	(10,625)	2,018
Comprehensive income (loss)	25,317	(6,441)	10,408
Comprehensive income (loss) attributable to noncontrolling interest	270	(9)	76
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$25,047	$(6,432)	$10,332

Income per ADS
Basic	2.18	0.39	0.80
Diluted	2.14	0.39	0.79
Weighted average ADS outstanding
Basic	10,519,425	10,508,261	10,434,199
Diluted	10,691,911	10,642,404	10,552,339

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016

ASSETS:
Current Assets:
Cash and cash equivalents	$44,651	$15,987	$16,349
Restricted cash	16,596	15,893	19,380
Accounts receivable, net	13,121	4,836	15,396
Notes Receivable	11,702	13,026	25,273
Prepaid expenses and other current assets	6,069	8,028	8,212
Advances to suppliers	1,283	1,723	1,028
Inventories	16,268	12,281	10,868
Amount due from related party	345	1,529	1,499
Total current assets	110,035	73,303	98,005
Property, plant and equipment, net	559,900	557,428	546,431
Prepaid land use right	24,871	24,810	27,185
Deferred tax assets	591	586	632
Investment accounted for under cost-method	586	582	188
TOTAL ASSETS	695,983	656,709	672,441

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	106,842	105,980	126,461
Accounts payable	23,130	18,745	18,309
Notes payable	23,749	25,732	28,140
Advances from customers	1,025	7,520	7,724
Payables for purchases of property, plant and equipment	39,367	51,323	41,379
Accrued expenses and other current liabilities	11,417	8,320	8,937
Amount due to related parties	32,925	26,830	46,689
Income tax payable	7,095	5,300	1,190
Total current liabilities	245,550	249,750	278,829
Long-term borrowings	129,198	111,949	114,824
Other long Term Liabilities	23,304	23,280	25,276
TOTAL LIABILITIES	398,052	384,979	418,929

EQUITY:
Ordinary shares	27	27	26
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	240,996	240,112	237,806
Retained earnings	63,326	40,432	5,264
Accumulated other comprehensive income	(6,569)	(8,721)	10,787
Total Daqo New Energy Corp.’s shareholders’ equity	296,031	270,101	252,134
Noncontrolling interest	1,900	1,629	1,378
Total equity	297,931	271,730	253,512
TOTAL LIABILITIES & EQUITY	695,983	656,709	672,441

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2017	2016
Operating Activities:
Net income	23,150	8,390
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	882	1,344
Provision/(reversal) of allowance for doubtful accounts	-	(375)
Depreciation of property, plant and equipment	9,587	8,607
Loss on disposal of assets	23	-

Changes in operating assets and liabilities:
Accounts receivable	(8,245)	4,984
Notes receivable	1,430	(14,076)
Prepaid expenses and other current assets	2,024	4,119
Advances to suppliers	454	8
Inventories	(3,888)	(68)
Amounts due from related parties	1,203	(1,192)
Amounts due to related parties	411	259
Prepaid land use rights	140	150
Accounts payable	4,233	680
Notes payable	(823)	9,884
Accrued expenses and other current liabilities	3,029	253
Income tax payable	1,752	249
Advances from customers	(6,556)	(523)
Deferred government subsidies	(165)	(175)
Net cash provided by operating activities	28,641	22,518

Investing activities:
Purchases of property, plant and equipment	(15,989)	(17,114)
Investment accounted for under the cost-method	-	(188)
Increase in restricted cash	(574)	(168)
Net cash used in investing activities	(16,563)	(17,470)

Financing activities:
Proceeds from related party loans	32,824	23,878
Repayment of related party loans	(32,687)	(24,208)
Proceeds from bank borrowings	30,856	-
Repayment of bank borrowings	(14,517)	(3,058)
Cash received from exercises of options	3	104
Net cash (used in) provided by financing activities	16,479	(3,284)

Effect of exchange rate changes on cash and cash equivalents	107	95
Net increase in cash and cash equivalents	28,664	1,859
Cash and cash equivalents at the beginning of the period	15,987	14,490
Cash and cash equivalents at the end of the period	44,651	16,349

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	For the three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Gross profit	35,894	14,175	16,736
Costs related to the non-operational Chongqing polysilicon operations	1,003	1,588	2,049
Non-GAAP gross profit	36,897	15,763	18,785

	For the three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Gross margin	42.8%	30.7%	29.0%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	1.2%	3.4%	3.6%
Non-GAAP gross margin	44.0%	34.1%	32.6%

	For the three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Net income	23,151	4,184	8,390
Income tax expense	4,742	1,281	1,112
Interest expense	4,344	4,099	3,905
Interest income	(75)	(17)	(96)
Depreciation	9,587	8,095	8,607
EBITDA (non-GAAP)	41,749	17,642	21,918
EBIDTA margin (non-GAAP)	49.8%	38.3%	38.0%

	For the three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Net income attributable to Daqo New Energy Corp. shareholders	22,894	4,129	8,325
Costs related to the non-operational Chongqing polysilicon operations	1,003	1,588	2,049
Share-based compensation	882	443	1,344
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	24,779	6,160	11,718
Adjusted earnings per basic ADS (non-GAAP)	2.36	$0.59	1.12
Adjusted earnings per diluted ADS (non-GAAP)	2.32	$0.58	1.11

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.